                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. )(1)

                                   Axonyx Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                         Common Stock, Par Value $0.001
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    05461R101
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                PARK AVENUE TOWER
                               65 EAST 55TH STREET
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 April 26, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box /X/.

     NOTE. The Schedules  filed in paper format shall include a signed  original and five copies of the schedule,  including all exhibits.  SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 2 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      William S. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO, PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    3,045,940 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                3,045,940 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     3,045,940 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 3 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Fagan Capital, Inc.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Texas
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    1,148,823 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                1,148,823 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     1,148,823 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 4 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Laura A. Fagan
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     2,060,511 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 2,060,511 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     2,060,511 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     3.8%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 5 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      James Dvorak
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     112,397 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 112,397 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     112,397 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 6 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Lucrum Partners, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     73,765 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 73,765 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     73,765 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 7 of 14 Pages
----------------------                                    ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                      Lucrum Capital Management, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
 NUMBER OF         7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     73,765 shares
  OWNED BY     -----------------------------------------------------------------
    EACH           8      SHARED VOTING POWER
 REPORTING
PERSON WITH                     -0-
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                 73,765 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     73,765 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      Less than 1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 8 of 14 Pages
----------------------                                    ----------------------

     The following constitutes the initial Schedule 13D filed by the undersigned
(the "Schedule 13D").

         Item 1.  SECURITY AND ISSUER.

         This  Schedule  13D  relates to the shares of common  stock,  par value
$0.001 (the "Common  Stock") of Axonyx Inc. (the  "Issuer").  The address of the principal executive offices of the Issuer is 500 Seventh Avenue, 10th Floor, New
York, New York 10018.

         Item 2.  IDENTITY AND BACKGROUND.

         (a) (b) (c) and (f) This  Schedule  13D is jointly  filed by William S.
Fagan,  Fagan Capital,  Inc. ("Fagan  Capital"),  Laura A. Fagan,  James Dvorak,
Lucrum  Partners,  LP ("Lucrum  Partners")  and Lucrum Capital  Management,  LLC
("Lucrum  Management")(collectively,  the  "Reporting  Persons").  The principal business address of each Reporting Person is 5201 N. O'Connor Blvd.,  Suite 440,
Irving, Texas 75039.

         Fagan Capital is a Texas  corporation.  The principal business of Fagan
Capital is private investment consulting and investing its own capital.

         William  S. Fagan is a citizen of the  United  States of  America.  Mr.
Fagan's  principal  occupation  is serving as the President and sole director of
Fagan Capital.

         Laura A. Fagan is a citizen of the United States of America. Mrs. Fagan serves as a part-time  controller for Fagan Capital, but does not otherwise have a principal occupation.

         James  Dvorak  is a  citizen  of the  United  States  of  America.  The principal  occupation  of Mr.  Dvorak is serving as an employee of Fagan Capital and also as the managing member of Lucrum Management.

         Lucrum  Management  is  a  Delaware  limited  liability  company.   The
principal  business of Lucrum  Management  is acting as the  General  Partner of
Lucrum Partners.

         Lucrum  Partners  is a  Delaware  limited  partnership.  The  principal business of Lucrum Partners is investing in securities.

         Because of each Reporting  Person's  relationship with Fagan Capital or any of its  affiliates,  the  Reporting  Persons  may be  deemed a  "group"  for purposes of Section  13(d) of the  Securities  Exchange Act of 1934, as amended.
Each of the Reporting Persons,  however,  disclaims  beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons, except to the extent of his, her or its pecuniary interest therein.

         (d) and (e) During the last five years,  none of the Reporting  Persons has been convicted in a criminal  proceeding  (excluding  traffic  violations or similar  misdemeanors).  In  addition,  during the last five years,  none of the
Reporting  Persons  has been a party to a civil  proceeding  of any  judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is  subject  to a  judgment,  decree,  or final  order  enjoining  future violations  of, or prohibiting  or mandating  activities  subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The table  below shows the amounts and sources of funds used by each of the Reporting Persons to acquire the shares beneficially owned by them.

--------------------------------- ------------------------- -----------------------------
       REPORTING PERSON           AMOUNT OF FUNDS                      SOURCE

--------------------------------- ------------------------- -----------------------------
William S. Fagan                  $4,819,519*               Personal Funds and Other

--------------------------------- ------------------------- -----------------------------
Fagan Capital                     $1,951,536                Other

--------------------------------- ------------------------- -----------------------------
Laura A. Fagan                    $3,168,547                Personal Funds

--------------------------------- ------------------------- -----------------------------
James Dvorak                      $156,451**                Personal Funds and Other

--------------------------------- ------------------------- -----------------------------
Lucrum Partners                   $106,038                  Working Capital

--------------------------------- ------------------------- -----------------------------
Lucrum Management                 $106,038***               Other

--------------------------------- ------------------------- -----------------------------

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 9 of 14 Pages
----------------------                                    ----------------------

---------------
*        Consists  of (a)  $2,867,983  of  personal  funds of Mr.  Fagan used to purchase  shares held  directly by Mr.  Fagan,  and (b)  $1,951,536  of working  capital of the record holder of the shares  reported herein as
         beneficially   owned  by  Fagan  Capital  pursuant  to  the  Management
         Agreement  (defined  in Item 5) which may be deemed to be  beneficially owned by Mr. Fagan by virtue of his relationship with Fagan Capital.

**       Consists  of (a)  $50,413  of  personal  funds  of Mr.  Dvorak  used to purchase  shares  held  directly  by Mr.  Dvorak,  and (b)  $106,038 of working  capital  of  Lucrum  Partners  used to  purchase  shares  held directly by Lucrum  Partners and which may be deemed to be beneficially owned by Mr. Dvorak by virtue of his relationship with Lucrum Partners.

***      Consists  of  $106,038 of working  capital of Lucrum  Partners  used to purchase  shares  held  directly  by Lucrum  Partners  and which may be deemed to be beneficially  owned by Lucrum  Management by virtue of its relationship with Lucrum Partners.

Item 4. PURPOSE OF TRANSACTION.

         The Reporting Persons purchased the Common Stock based on the Reporting
Persons'  belief that the Common Stock,  when  purchased,  was  undervalued  and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Common Stock at prices that would make the purchase of additional  Common  Stock  desirable,  the  Reporting  Persons  may  endeavor to increase their position in the Issuer through,  among other things, the purchase of Common Stock on the open market or in private  transactions or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

         The  Reporting  Persons  intend to contact the Board of  Directors  and management  of the  Issuer  concerning  the  Issuer's  operations,  pipeline  of products,  research and  development  efforts,  capital  structure and financial results.  The  Reporting  Persons  presently  believe that the Issuer's  current pipeline  holds great  potential  value and that the  Issuer's  Common  Stock is substantially  undervalued.  The Reporting  Persons presently believe the Issuer should focus on: (a) completing  out-licensing  arrangements  for its late-stage drug  Phenserine,  and (b) moving its other key drugs  Posiphen  and BNC through
Phase II trials, and (c) communicating  more effectively with shareholders,  all in an effort to cause its stock price to more  accurately  reflect its  inherent value. The Reporting Persons believe that the Issuer should not issue any Common
Stock  or  equity-linked  securities  in  connection  with any  acquisitions  or in-licensing,  until the Common Stock price is more  reflective  of its inherent value.  In the meantime,  the  Reporting  Persons also believe the Issuer should strongly  consider an aggressive buy back program for the Issuer's  Common Stock as long as the Common Stock is substantially undervalued.

         No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item
4 of  Schedule  13D  except as set  forth  herein  or such as would  occur  upon completion of any of the actions  discussed above. The Reporting  Persons intend to review their  investment  in the Issuer on a  continuing  basis and engage in discussions with management and the Board of Directors of the Issuer  concerning the business,  operations  and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the price levels of the Common  Stock,  conditions in the securities markets and general economic and industry  conditions,  the Reporting
Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Common Stock, selling some or all of their Common Stock,  engaging in short  selling  of or any  hedging or similar  transaction  with  respect to the
Common  Stock or changing  their  intention  with respect to any and all matters referred to in Item 4.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of the date of this  Schedule  13D,  William S. Fagan,  Laura A.
Fagan  and  Fagan  Capital  may each be  deemed  to be the  beneficial  owner of
3,045,940,  2,060,511  and  1,148,823  shares  of  Common  Stock,  respectively, constituting approximately 5.7%, 3.8% and 2.1%, respectively,  of the 53,680,721 shares of Common  Stock  outstanding  as of March 15,  2006,  as reported in the
Issuer's  Annual  Report on Form 10-K for the year ended  December 31, 2005 (the
"Outstanding  Shares") and filed with the Securities and Exchange  Commission on
March 16, 2006.

         As of the date of this Schedule 13D, James Dvorak,  Lucrum Partners and
Lucrum  Management  may each be deemed to be the  beneficial  owner of  112,397,
73,765 and 73,765 shares of Common Stock,  respectively,  each constituting less than one percent of the Outstanding Shares.

         Each of the Reporting  Persons  disclaims  beneficial  ownership of the shares held by the other Reporting Persons,  except to the extent of his, her or its pecuniary interest therein.

         (b) William S. Fagan is the  beneficial  owner of  3,045,940  shares of
Common  Stock,  constituting  approximately  5.7%  of  the  Outstanding  Shares, consisting  of  1,148,823  shares of Common  Stock  beneficially  owned by Fagan
Capital and 1,897,117 shares owned directly by Mr. Fagan. Mr. Fagan has the sole

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 10 of 14 Pages
----------------------                                    ----------------------

power  to  vote  and  to  dispose  of  the  1,148,823  shares  of  Common  Stock beneficially  owned by Fagan  Capital  by  virtue  of his  position  with  Fagan
Capital. Fagan Capital is a party to a management agreement with a customer (the
"Client") for which Fagan Capital provides  investment advisory services that is the record  holder of the 1,148,823  shares  reported as  beneficially  owned by
Fagan Capital (the "Management  Agreement").  The Management  Agreement provides that Fagan Capital has the right to make  investment  and voting  decisions with respect  to the  shares  purchased  by Fagan  Capital  on the  Client's  behalf.
Accordingly,  Mr. Fagan and Fagan Capital have sole voting and dispositive power with respect to the 1,148,823  shares of Common Stock of the Issuer  reported as beneficially  owned by Fagan Capital.  Mr. Fagan also has the sole power to vote and to dispose of the  1,897,117  shares of Common Stock he directly  owns.  Mr.
Fagan's  beneficial  ownership reported herein does not include shares of Common
Stock held by Laura A. Fagan, spouse of Mr. Fagan.

         Laura A. Fagan has the sole  power to vote and to dispose of  2,060,511 shares of  Common  Stock,  constituting  approximately  3.8% of the  Outstanding
Shares.  Mrs.  Fagan's  beneficial  ownership  reported  herein does not include shares of Common Stock held by William S. Fagan, spouse of Mrs. Fagan.

         Lucrum  Partners  is the  beneficial  owner of 73,765  shares of Common
Stock,  constituting  less than one percent of the  Outstanding  Shares.  As the
General  Partner  of  Lucrum  Partners,  Lucrum  Management  may  be  deemed  to beneficially  own the 73,765  shares owned by Lucrum  Partners.  As the Managing
Member of Lucrum  Management,  which in turn is the  General  Partner  of Lucrum
Partners,  Mr. Dvorak may be deemed to beneficially  own the 73,765 Shares owned by Lucrum Partners.  Mr. Dvorak has the sole power to vote and to dispose of the
73,765 shares of Common Stock owned by Lucrum Partners by virtue of his position with  Lucrum  Management.  Mr.  Dvorak  also has the  sole  power to vote and to dispose of an additional 38,632 shares of Common Stock which,  together with the shares  of Common  Stock  owned by Lucrum  Partners,  constitutes  less than one percent of the Outstanding Shares.

         For purposes of clarification,  the Reporting Persons  beneficially own an aggregate of 5,218,848  shares of Common  Stock,  constituting  approximately
9.7% of the Outstanding Shares. This reflects direct ownership as follows:

James Dvorak                                      38,632 shares

Lucrum Partners                                   73,765 shares

Lucrum Management                                 -

Client of Fagan Capital                           1,148,823 shares

William S. Fagan                                  1,897,117 shares

Laura A. Fagan                                    2,060,511 shares

Total direct ownership of Reporting Persons       5,218,848 shares

         (c) Schedule A annexed hereto lists the  transactions  effected by each of the Reporting  Persons  during the past 60 days.  All the  transactions  were effected in the open market.

         (d)  Pursuant  to the  Management  Agreement,  the Client  which is the record  holder of the  1,148,823  shares of Common Stock  beneficially  owned by
Fagan Capital and Mr. Fagan has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

         (e) Not Applicable

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

         The Client is  presently a party to certain  equity  swap  arrangements
(the  "Swap   Arrangements")   with  Morgan  Stanley  &  Co.   Incorporated   as
counterparty.  Pursuant to these Swap Arrangements, the Client has agreed to pay to or receive from such  counterparty,  an amount of cash equal to the change in price on a total of  2,642,285  shares of Common  Stock.  The Swap  Arrangements require cash settlement. The Client has no right to physical settlement. Neither the Client nor any of the Reporting Persons has voting or dispositive power with respect  to any  Common  Stock,  if any,  that may be  actually  owned by Morgan
Stanley to hedge its position in the Swap Arrangements.

         Other than the Swap  Arrangements and the Management  Agreement,  there are no  contracts,  arrangements,  understandings  or  relationships  among  the
Reporting Persons,  or between the Reporting Persons and any other person,  with respect to the securities of the Issuer.

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 11 of 14 Pages
----------------------                                    ----------------------

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Agreement to File Joint Schedule 13D, dated April 26, 2006.

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 12 of 14 Pages
----------------------                                    ----------------------

                      [SIGNATURE PAGE TO THE SCHEDULE 13D]

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2006

                                            Fagan Capital, Inc.

                                            By: /s/ William S. Fagan
                                               -------------------------
                                               Name: William S. Fagan
                                               Title: President

                                            /s/ William S. Fagan
                                            -----------------------------
                                            William S. Fagan

                                            /s/ Laura A. Fagan
                                            -----------------------------
                                            Laura A. Fagan

                                            /s/ James Dvorak
                                            -----------------------------
                                            James Dvorak

                                            Lucrum Partners, LP

                                            By:  Lucrum Capital Management, LLC,
                                                 its General Partner

                                            By:  /s/ James Dvorak
                                                 --------------------------
                                                 Name: James Dvorak
                                                 Title: Managing Member

                                            Lucrum Capital Management, LLC

                                            By:  /s/ James Dvorak
                                                 --------------------------
                                                 Name: James Dvorak
                                                 Title: Managing Member

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 13 of 14 Pages
----------------------                                    ----------------------

                                   SCHEDULE A

       TRANSACTIONS IN THE SHARES OF COMMON STOCK DURING THE PAST 60 DAYS

                                WILLIAM S. FAGAN
--------------------------------------------------------------------------------
 Shares of Common Stock
    Purchased/(sold)            Price Per Share ($)      Date of Purchase/(sale)
    ----------------            -------------------      -----------------------
--------------------------------------------------------------------------------
      (25,200)                       1.21                       (3/21/06)
--------------------------------------------------------------------------------
       (9,968)                       1.20                       (3/22/06)
--------------------------------------------------------------------------------

                               FAGAN CAPITAL, INC.
--------------------------------------------------------------------------------
 Shares of Common Stock
    Purchased/(sold)            Price Per Share ($)      Date of Purchase/(sale)
    ----------------            -------------------      -----------------------
--------------------------------------------------------------------------------
      (50,190)                       1.21                      (3/21/06)
--------------------------------------------------------------------------------
      (19,852)                       1.21                      (3/22/06)
--------------------------------------------------------------------------------

                                 LAURA A. FAGAN
--------------------------------------------------------------------------------
 Shares of Common Stock
    Purchased/(sold)            Price Per Share ($)      Date of Purchase/(sale)
    ----------------            -------------------      -----------------------
--------------------------------------------------------------------------------
      (27,282)                       1.21                      (3/21/06)
--------------------------------------------------------------------------------
      (10,790)                       1.20                      (3/22/06)
--------------------------------------------------------------------------------

                               LUCRUM PARTNERS, LP
--------------------------------------------------------------------------------
 Shares of Common Stock
    Purchased/(sold)            Price Per Share ($)      Date of Purchase/(sale)
    ----------------            -------------------      -----------------------
--------------------------------------------------------------------------------
       (1,458)                       1.21                      (3/21/06)
--------------------------------------------------------------------------------
         (577)                       1.20                      (3/22/06)
--------------------------------------------------------------------------------

----------------------                                    ----------------------
CUSIP No. 05461R101                   13D                    Page 14 of 14 Pages
----------------------                                    ----------------------

                                    EXHIBIT 1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

         Pursuant to Rule 13d-1(k)(1)  promulgated under the Securities Exchange
Act of 1934, as amended,  the  undersigned  hereby agree that only one statement containing  the  information  required on this Schedule 13D, and all  amendments thereto,  need be filed with  respect  to  beneficial  ownership  by each of the undersigned  of the  shares  of  common  stock of  Axonyx  Inc.,  and that  such statement shall be filed on behalf of each of them.

         This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

Dated: April 26, 2006

                                            Fagan Capital, Inc.

                                            By: /s/ William S. Fagan
                                               -------------------------
                                               Name: William S. Fagan
                                               Title: President

                                            /s/ William S. Fagan
                                            -----------------------------
                                            William S. Fagan

                                            /s/ Laura A. Fagan
                                            -----------------------------
                                            Laura A. Fagan

                                            /s/ James Dvorak
                                            -----------------------------
                                            James Dvorak

                                            Lucrum Partners, LP

                                            By:  Lucrum Capital Management, LLC,
                                                 its General Partner

                                            By:  /s/ James Dvorak
                                                 --------------------------
                                                 Name: James Dvorak
                                                 Title: Managing Member

                                            Lucrum Capital Management, LLC

                                            By:  /s/ James Dvorak
                                                 --------------------------
                                                 Name: James Dvorak
                                                 Title: Managing Member